January 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Attention: Robert Shapiro and Theresa Brillant

Re:	Floor & Decor Holdings, Inc.

Form 10-K for Fiscal Year Ended December 29, 2022

Form 10-Q for Fiscal Quarter Ended September 28, 2023

File No. 001-38070

Dear Mr. Shapiro and Ms. Brillant:

Set forth below are the responses of Floor & Decor Holdings, Inc. (the “Company,” “we,” or “our”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated December 21, 2023, regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 29, 2022 (the “2022 Form 10-K”) and Form 10-Q filed on November 2, 2023 (the “Q3 2023 10-Q”).

For your convenience, we have set forth the text of the Staff’s original comment from your letter in bold, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 29, 2022

Notes to Consolidated Financial Statements

Note 2. Revenue

Disaggregated Revenue, page 73

1. Please explain to us your consideration of disclosing disaggregated revenue by customer type as we note you discuss sales trends for Pros, Do-It-Yourself (DIY), and Buy-It-Yourself (BIY) customers in your quarterly earnings calls with analysts. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the guidance in Accounting Standards Codification (“ASC”) 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91, which require the Company to disaggregate revenue from contracts with customers into categories that “depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” While ASC 606 provides examples of categories that may be used to achieve the disaggregation objective, an entity’s revenue disaggregation disclosure is based on specific facts and circumstances and requires judgment.

2500 Windy Ridge Parkway, SE | Atlanta, GA 30339 | 404-471-1634 | flooranddecor.com

The Company primarily sells hard surface flooring and related accessories through retail stores located in the United States and through its website. The Company offers a broad assortment of in-stock hard-surface flooring, including tile, wood, laminate, vinyl, and natural stone along with decorative accessories and wall tile, installation materials, and adjacent categories. The Company’s stores appeal to a variety of customers, which we categorize into the following groups: (i) professional installers or commercial businesses (“Pro”); (ii) individuals who purchase and install our products without professional help (“Do It Yourself” or “DIY”); and (iii) individuals who buy our products for professional installation (“Buy it Yourself” or “BIY”).

In accordance with ASC 606-10-50-5 and 50-6, we considered the appropriate level of disaggregated revenue information to depict how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for our reportable retail segment. When considering whether it was appropriate to disaggregate revenue by customer, we considered the guidance set forth in ASC 606-10-55-89 through 55-91, including the examples of categories in ASC 606-10-55-91. In particular, we considered the following in accordance with 606-10-55-91(c):

•	Market or type of customer – We recognize revenue when the customer obtains control of the inventory, which is typically at the point-of-sale. Payment is generally due immediately at the point-of-sale. Sales transactions are the same for our Pro, DIY, and BIY customers. In addition, the end users of our products are primarily homeowners who are either making the purchase decision themselves or collaborating with the professionals performing the installation. Therefore, sales are sensitive to trends in the levels of end-user consumer spending and are driven by the same macroeconomic factors irrespective of which customer type executes the point-of-sale transaction. As a result of the foregoing considerations, we do not believe there is a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within our categories of customers.

In addition, per the implementation guidance in ASC 606-10-55-89 through 91, we also considered (a) disclosures presented outside of the financial statements such as earnings releases and investor presentations, (b) information regularly reviewed by the Chief Operating Decision Maker (“CODM”) for evaluating the financial performance of operating segments, and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate financial performance or make resource allocation decisions.

We have historically provided both an overall estimate of the percentage of sales to Pros and homeowners in our Form 10-K (Item 1. Business Our Competitive Strengths) and information regarding Pros and homeowners in our quarterly earnings calls with analysts to provide context about sales to our customers. We generally identify customers as Pros based on information that they provide to us when they transact in our stores or through our website. While we believe this provides meaningful directional information about Pro customer sales, due to our reliance on customers to self-identify as Pros, we do not believe that we have identified all Pros that transact with us. Accordingly, there is an element of estimation in determining the level of sales to our Pros. Further, we generally assume that individuals who are not identified as Pros are “homeowners” who may be either a DIY or BIY customer. Typically, every two to three years, we engage third-party research firms to survey a sample of homeowners to estimate the approximate mix of our DIY and BIY customers. Because of the element of estimation associated with identifying our DIY and BIY customers based on sample surveys, we do not bifurcate sales data between our DIY and BIY customers; rather, we consider all non-Pro sales as homeowner sales. Our CODM reviews summary revenue information related to Pro and homeowner sales, but such information is not used to make resource allocation decisions. We also considered whether any additional information related to customer type is used by the Company or users of the Company’s financial statements to evaluate financial performance or make resource allocation decisions but did not identify any such information.

Based on the guidance and considerations set forth above, including the guidance set forth in ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 to 55-91, we do not believe the Company is required to disaggregate revenue by customer type in the notes to our financial statements as we do not believe there is a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within our categories of customers. Notwithstanding the foregoing, the level of revenue disaggregation is subject to re-evaluation for appropriate disclosure in the future, as necessary, due to changes to the Company or our business, either organically or through future acquisitions, divestitures, or otherwise.

In addition, after considering the Staff’s comment and further evaluation and consideration of our disclosures in quarterly earnings calls with analysts, beginning with our Form 10-K for the fiscal year ended December 28, 2023, we will provide selected disclosure related to sales to Pro and homeowner customers in Management’s Discussion & Analysis similar to the following example:

We estimate that our retail sales during [period] were approximately [ ]% from homeowners and [ ]% from Pros compared to approximately [ ]% from homeowners and [ ]% from Pros during [prior period].

Form 10-Q for Fiscal Quarter Ended September 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit and Gross Profit Margin, page 23

2. Please provide a separate discussion and analysis of cost of sales if changes in amounts are material. In your disclosure, consider discussing and quantifying components of costs of sales to the extent material to the change in cost of sales between periods. Refer to Item 303(c)(2) of Regulation S-K. This comment also applies to your annual reporting, if material.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with industry practice for retailers, the Company believes that when discussing its business performance, considering the significant components of gross margin is more beneficial to the reader than a separate discussion of cost of sales and the components thereof. Any material changes in cost of sales would be included in the discussion of gross margin. As such, we believe a separate discussion of cost of sales and the components thereof would be duplicative to the reader.

Further, the Company has considered Item 303(b)(2) and Item 303(c)(2) of Regulation S-K and believes that its existing disclosures comply with such requirements because its disclosures include discussion of the primary driver of changes to components of cost of sales and gross margin, which for the comparative periods presented in both its Q3 2023 Form 10-Q and FY2022 Form 10-K were supply chain costs. While the Company disclosed product costs as an additional factor affecting the gross margin rate for the comparative periods presented in the Q3 2023 Form 10-Q, the Company respectfully advises the Staff that only supply chain costs had a material impact on components of cost of sales and gross margin during such period. In future filings, the Company will clarify which factors affecting gross margin were material.

Pursuant to Item 303(b)(2) and Item 303(c)(2) of Regulation S-K, we will continue to consider the impacts of additional factors on our gross profit and gross margin, inclusive of cost of sales, and will disclose and quantify, to the extent quantification is possible, such additional factors in future filings if they are material.

* * *

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to me at (678) 505-3866 or to Monica J. Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Sincerely,

/s/ Bryan H. Langley

Bryan H. Langley

Executive Vice President and Chief Financial Officer

cc:	Luke Olson, Vice President, Chief Accounting Officer

David Christopherson, Executive Vice President & General Counsel

Monica J. Shilling, P.C. of Kirkland & Ellis LLP